For the year ended (a) December 31, 1996
File number (c) 811-6284

                    SUB-ITEM 77J

Reclassification Of Capital Accounts - The Trust accounts for and reports distributions to shareholders in accordance with the A.I.C.P.A.'s Statement of Position 93-2:
Determination, Disclosure, and Return of Capital Distributions by Investment Companies. The effect caused by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $1,200,000 due to certain expenses not being deductible for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.